EXHIBIT 12

ASHFORD HOSPITALITY PRIME, INC. AND SUBSIDIARIES
STATEMENT REGARDING COMPUTATION OF RATIOS OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(dollars in thousands)

	Three Months Ended	Year Ended December 31,
	March 31, 2016	2015	2014	2013	2012	2011
Earnings
Income (loss) from continuing operations before provision for income taxes and noncontrolling interests	$231	$(4,428)	$4,635	$(15,585)	$591	$2,273
Add:
Interest on indebtedness	9,753	35,254	37,203	32,266	29,991	30,525
Amortization of loan costs	881	2,575	1,828	745	1,253	1,278
Interest component of operating leases	103	353	264	227	220	182
	$10,968	$33,754	$43,930	$17,653	$32,055	$34,258

Fixed charges
Interest on indebtedness	$9,753	$35,254	$37,203	$32,266	$29,991	$30,525
Amortization of loan costs	881	2,575	1,828	745	1,253	1,278
Interest component of operating leases	103	353	264	227	220	182
	$10,737	$38,182	$39,295	$33,238	$31,464	$31,985
Preferred stock dividends
Series A Preferred Stock	$—	$1,867	$—	$—	$—	$—
Series B Preferred Stock	894	119	—	—	—	—
	$894	$1,986	$—	$—	$—	$—

Combined fixed charges and preferred stock dividends	$11,631	$40,168	$39,295	$33,238	$31,464	$31,985

Ratio of earnings to fixed charges	1.02		1.12		1.02	1.07

Ratio of earnings to combined fixed charges and preferred stock dividends			1.12		1.02	1.07

Deficit (Fixed charges)		$4,428		$15,585

Deficit (Combined fixed charges and preferred stock dividends)	$663	$6,414		$15,585